U.S. Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted pursuant to Rule 14a-6(g)

1.	Name of the Registrant:

REDDY ICE HOLDINGS, INC.

2.	Name of person relying on exemption:

Stanley P. Gold, Michael J. McConnell, Christopher Kiper, Shamrock Activist Value Fund, L.P. (“SAVF”), Shamrock Activist Value Fund II, L.P. (“SAVF II”), Shamrock Activist Value Fund III, L.P. (“SAVF III” and, collectively with SAVF II and SAVF, “Shamrock Activist Value Fund”), Shamrock Activist Value Fund GP, L.L.C., Shamrock Partners Activist Value Fund, L.L.C. and Shamrock Capital Advisors, Inc. (“SCA”).

3.	Address of person relying on exemption:

4444 Lakeside Drive, 2nd Floor, Burbank, California 91505

4.	Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):

The attached material is a letter from Michael J. McConnell, on behalf of Shamrock Activist Value Fund, delivered to the Board of Directors of the Registrant and posted on the website of Shamrock.com on July 16, 2007.

*****

The attached material is a presentation outlining a proposed leveraged recapitalization transaction prepared by SCA, the investment manager for Shamrock Activist Value Fund, delivered to the Board of Directors of the Registrant and posted on the website of Shamrock.com on July 16, 2007. This presentation was attached to the letter sent by Mr. McConnell described above.

July 16, 2007

Via Facsimile and Overnight Delivery

Mr. William P. Brick, Executive Chairman
Mr. Theodore J. Host, Director
Mr. Michael S. McGrath, Director
Mr. Tracy L. Noll, Director
Mr. Robert N. Verdecchio, Director
Mr. Jimmy C. Weaver, Director and Chief Executive Officer
Reddy Ice Holdings, Inc.
8750 North Central
Expressway Suite 1800
Dallas, Texas 75231

Dear Gentlemen:

We believe that the recently announced proposed acquisition of Reddy Ice Holdings, Inc. (“Reddy” or “Company”) by GSO Capital Partners (“GSO”) at $31.25 per share is the wrong transaction, at the wrong time, for the wrong price. On behalf of Shamrock Activist Value Fund (“Shamrock”), as the owner of approximately 5.4% of Reddy, we are writing to express our dismay that, with the building blocks now in place for significant earnings growth, this Board is seeking to deprive shareholders of the opportunity to realize those benefits and recognize full value for their shares. Why should GSO and the management team retained by them be allowed to profit from this growth opportunity instead of the current Reddy shareholders? Accordingly, we will oppose this transaction with GSO and any other sale transaction that does not provide appropriate value for Reddy shareholders.

Since 2004, Reddy has dramatically grown its ice revenue and free cash flow at 11.5% and 27.5% CAGR respectively, and, with the implementation of several initiatives, this growth should continue and accelerate. For example, in view of its strong market position, we believe sharper pricing opportunities exist and are achievable. Additionally, we believe that the Company can drive improved margins through benchmarking best practices across its manufacturing facilities, automating its production process and improved delivery routing. We note that other players in the packaged ice business are operating at higher EBITDA margins than Reddy is currently achieving and are targeting 30% EBITDA margins as their mid-term goal. Further, the Company has yet to recognize the opportunity for revenue growth and increased margins available, at little incremental cost, by monetizing advertising space on its packages of ice and on its fleet of delivery trucks. In the aggregate, we believe the Company can accelerate the rate of revenue growth and achieve margins in the 30% range over the next 24 to 36 months.

Since its IPO, the Company has acquired nearly 20 local businesses. While the costs for these acquisitions have been absorbed, shareholders are only now beginning to see the synergies and other benefits from them. Moreover, we believe that there remain numerous small acquisition targets in the Company’s existing footprint that can be acquired at attractive prices. There exists a substantial arbitrage opportunity for the Company from such transactions for the foreseeable future.

Not only is this the wrong time to sell Reddy, as the Company has just lowered its guidance due to unseasonably cold weather, the $31.25 per share price offered by GSO is grossly inadequate. Our discounted cash flow analysis yields a valuation in the $42 to $44 a share range. The proposed purchase price represents only a 9% premium over the market price of Reddy on the day before the announcement of the GSO transaction and a skinny 6% premium to the trailing 30 day average.

We propose that the Company commence a self-tender for approximately 15% of its outstanding shares at $33 per share, a reasonable premium to the GSO offer. A leveraged recapitalization such as this could be accomplished by incurring $110 million of new debt. We think this level of debt (5.3x debt to EBITDA) would continue to provide the Company with the financial flexibility necessary to continue to execute its business plan and pursue attractive acquisition opportunities. We believe the necessary financing could be quickly obtained on favourable terms given the Company’s strong balance sheet and cash flow.

Instead of allowing GSO and its investors and management team to capture what we believe could be an IRR in the high 30% range through their proposed LBO, our recapitalization strategy gives Reddy shareholders the opportunity to choose between cash and staying the course. This will allow those current shareholders desiring liquidity to sell a portion of their investment, at a premium to the GSO offer, while allowing the other Reddy shareholders that believe in the future of the Company, as we do, to retain their investment. To increase the amount of shares that could be sold by other Reddy shareholders in a Company self-tender, and because of our confidence in the Company’s future prospects, we will commit not to sell any of our shares into the Company self-tender outlined above.

This Board has a fiduciary duty to its shareholders that is not served by the ill-advised decision to sell the Company to GSO in a leveraged buyout at an inadequate price at the very moment the Company is poised to begin to realize its potential. The “go-shop” provision contained in the Merger Agreement does very little to assuage our concerns. Whether there currently are other acquirers willing to pay more than GSO (and incur the $7 million plus penalty contained in the Merger Agreement) does not absolve this Board from its fundamentally flawed decision to enter into the Merger Agreement with GSO.

We continue to respect management’s accomplishments in energizing the Reddy business and preparing it for a significant surge in profitability. We believe the GSO leveraged buyout short-changes Reddy shareholders and is the product of an inadequate and flawed process. We urge the Board to fulfill its fiduciary duties and adopt our recapitalization strategy as the best way to maximize shareholder value.

Based on conversations we have had with other shareholders since the announcement of the GSO transaction, we believe that many other Reddy shareholders share similar views and concerns. We would welcome the opportunity to share with you our thoughts on increasing and maximizing shareholder value.

Enclosed for your review is a presentation outlining our proposed leveraged recapitalization transaction which includes a detailed analysis of the market, Company performance, improvement opportunities, and valuation. A copy of this presentation can also be found at our website at:

(http://www.shamrock.com/pages/activist/FRZ-Presentation.pdf).

Respectfully,

/s/ Michael J. McConnell
Michael J. McConnell

*****

Shamrock Capital Advisors, Inc. Reddy Ice Holdings, Inc. Leveraged Recapitalization Proposal July 2007

2 Table of content I. Leveraged recapitalization proposal II. Packaged ice market characteristics III. Reddy Ice performance IV. Operational improvement opportunities V. Reddy Ice valuation

Leveraged recapitalization is a better option for current
shareholders
• GSO Capital Partners buyout offer for Reddy Ice substantially undervalues the business; our DCF shows that the intrinsic
value of Reddy Ice is ~$42-$44 per share
• Our proposal:
Pursue a leverage recapitalization
Raise $110M of debt
Do a self-tender for 3.3M shares (~15% of outstanding
shares) at $33 per share
Allow some shareholders to exit at a higher valuation than the GSO offer, while allowing shareholders who appreciate the long-term potential of the business to have the opportunity to capture a significantly higher return

Reddy Ice business is attractive, with significant future
valuation creation opportunities
• Reddy Ice business is
attractive,
as the packaged ice market is stable and has
many favorable characteristics
Recession proof, market dominance, low price sensitivity, highly accretive acquisition landscape, and high barriers to entry
• While Reddy Ice management has grown the business and delivered above average returns to shareholders, significant improvement opportunities still exist that can be achieved in a relatively short period of time and as a publicly traded company
Given pricing dynamics, we believe prices could be raised; a 5% increase above current levels would increase shareholder value by ~15%
Internal efficiency opportunities and competitor’s EBITDA margin suggest that
Reddy Ice could improve its margins to ~30% in the next several years; this would increase shareholder value by ~28%
Value creation opportunity from smaller acquisitions is significant and many accretive deals are still available
Monetizing advertising opportunities on the bags and trucks are two other creative ways to increase value

The packaged ice market is stable and has many attractive
characteristics (1 of 2)
0
20
40
60
80
100%
Market share
Rest of
players
Leading
player
Typical market share
in focus areas
0.0
1.0
2.0
$3.0B
2002
2.0B
2006
2.5B
Packaged ice market retail revenue
5.7%
(02-05)
CAGR
$92M $219M
Arctic Glacier
revenue
$236M $333M
Reddy Ice
revenue
Market has consistently grown in recent
years; experts think market is recession
resistant
Three largest players
dominate the market in
their territories
“Packaged ice consumption does not get impacted by
recession as people tend to spend more of their leisure time close to home, which increases demand for ice.”
Market expert, International packaged ice association
Pricing environment is
attractive
“Event” driven
purchase
Ice represents a
small cost in
overall “event” cost
Low price elasticity
Highly profitable
product for
retailers
Source: International Packaged Ice Association; Company presentations
Low
High

0
3
5
8
10
13X
Acquisitions
since IPO
5.03X
2007
acquisitions
5.65X
Reddy Ice
valuation (pre deal)
11.00X
EV/EBITDA multiple
Fragmented market leads to highly accretive tuck-in
acquisitions
~200 mom and pop acquisition
targets still available
~5.3x
Multiple
arbitrage
High barriers to entry
$300M in PP&E
Estimated $400M in
replacement cost
Long term relationships
(10+ years) with high
quality customers (Wal-
Mart, 7-Eleven, etc.)
The packaged ice market is stable and has many attractive
characteristics (2 of 2)
Source: Company conference calls; Company presentations; Capital IQ

0
100
200
300
$400M
2004
$268M
2005
$305M
2006
$333M
Reddy Ice ice revenue
11.5%
(04-06)
CAGR
Revenue grew at 11.5% CAGR since
2004
0
20
40
$60M
2004
$31.8M
2005
$33.9M
2006
$51.7M
Reddy Ice free cash
flow*
27.5%
(04-06)
CAGR
Reddy Ice management has significantly grown the business
since 2004
With free cash flow also showing growth
of 27.5% CAGR
Source: Capital IQ; Yahoo finance; * Free cash flow = cash flow from operations - CAPEX

8 There are still significant improvement opportunities that can be achieved and create significant value for public shareholders Pricing Operational efficiencies Asset monetization 1 2 3

Price increase could increase revenue and EBITDA, and create significant additional shareholder value; given pricing dynamics, this can be achieved in the next 12-18 months
23% 15% 10% Share price delta (%)
$38.41 $35.86 $34.38 $31.25 Implied share price
21.8 21.8 21.8 21.8 Shares outstanding (M)
$837.3 $781.8 $749.5 $681.2 Implied market
capitalization (M)
11.9 11.9 11.9 11.9 Deal Multiple
$101.1 $96.5 $93.8 $88.0 EBITDA (M)
$339.1 $333.9 $330.9 $324.5 Total Ice Revenue (M)
10% Price
increase
5% Price
increase
3% Price
increase 2006
1
Assumptions
Volume decline of 1,
2, and 5% in the 3,
5, and 10% price
increase scenarios
respectively
Incremental revenue
margin of 90%

EBITDA margin comparison suggests significant improvement
opportunity exists to increase EBITDA margin; we think
improvements can be achieved in the next 24-36 months
0.0
10.0
20.0
30.0%
Reddy Ice
25.4%
Arctic
Glacier
27.0%
Arctic Glacier
(3 year goal)
30.0%
EBITDA margin
Cross plant utilization of best practices could result in significant value creation
Reaching Arctic Glacier margin goal could result in additional value of ~$8.50 per share (~28%)
Production process opportunities:
Production cost and packaging
speeds per bag ranges
significantly between plants
Up to 150% and 35%
improvement opportunity
respectively
Plant automation is in early
stages
Delivery routing is not as
sophisticated as can be, as
decisions are based on driver
feedback and the process is not
systemized or computerized
~450 BPS
opportunity
2
Source: Capital IQ; Interviews

Other asset monetization opportunities also exist to create
additional shareholder value
Opportunity:
Bag monetization Truck monetization
Rationale:
Potential
partners:
Sell advertising on ice bags Sell advertising on trucks
Large reach at low cost
Attractive “shelf space” as
packages located behind the glass
freezer door, making impressions
even to consumers not buying ice
Attractive target demographics
Low cost mobile billboard that
generates high number of
impressions
Allows partner to brand itself with
a high quality related product
Beverage companies
Theme parks
Sports teams
3
Grocery stores
Entertainment companies
Other national advertisers

Our analysis shows that Reddy Ice intrinsic value is $42-$44 per share
Current deal value does not maximize shareholder value and transfers majority of the upside potential to GSO Capital Partners
Assumptions:
Organic Ice revenue growth of 6.5%
CAGR through 2011
Pricing increase of 6% in 2008
and 2009, 2.5% after
Volume growth of 2.5% CAGR
$60M of revenue and $15M of
EBITDA purchased through 2011 at
7x EV/EBITDA multiple
EBITDA margin improving to 30% by
2010
Debt at 5.3x 2007 EBITDA, 4.5x
2008 EBITDA
Terminal year 2011; exit multiple
10x EBITDA, Discount rate 10%
DCF:
20 2007 2008 2009 2010 2011
Revenue 360.30 $    403.73 $    451.91 $    488.80 $    527.55 $
Growth 4.1% 12.1% 11.9% 8.2% 7.9%
EBITDA 94.87         115.06       134.22       146.64       158.26
Margin 26.3% 28.5% 29.7% 30.0% 30.0%
Net Income 24.81         39.18         44.31         49.25         56.30
Margin 6.9% 9.7% 9.8% 10.1% 10.7%
Free Cash Flow 53.59         84.75         60.37         53.18         58.66
Growth 58.1% -28.8% -11.9% 10.3%
Equity Value 805.04 $
Outstanding Shares 18.53
Implied Share Value 43.44 $
Deal share price 31.25 $
% Upside 39.0%

0
10
20
30
$40
30 day
average
$29.46
Pre
announ-
cement
$28.52
Deal price
$31.25
Reddy Ice share price
6.1%
(30 day
average)
9.6%
(Pre
announ-
cement)
In addition, deal timing resulted in a small deal premium while long-term prospect of business are still strong
Q2 2007 weather was weaker than
2006, but inline with 2005
GSO Capital leveraged the soft
weather to pay a small premium
While weather
impacts short term
sales, it is not a big
driver of long term
value
Long term
temperatures are
expected to be stable
Source: University of Dayton, Yahoo finance
0% 78.3 78.6 78.5 77.8 Jun
-3% 71.1 73.3 70.8 72.2 Avg.
0% 72.1 72.4 70.1 74.2 May
-9% 63.0 68.9 63.9 64.6 Apr
07 to 06
variance
2007 2006 2005 2004
Additionally, precipitation was higher
in 2007 than 2006, further impacting
outdoor events